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As filed with the Securities and Exchange Commission on January 23, 2004.

Registration No. 333-96703

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to
FORM SB-2
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

EAST KANSAS AGRI-ENERGY, L.L.C.
(Exact name of registrant as specified in its charter)

Kansas (State or other jurisdiction of incorporation or organization)	2869 (Primary Standard Industrial Classification Code Number)	48-1251578 (I.R.S. Employer Identification No.)
P.O. Box 225, 210 1/2 East 4th Avenue, Garnett, Kansas 66032 (785) 448-2888 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
WILLIAM R. PRACHT 20477 S.W. Florida Road, Westphalia, Kansas 66093 (785) 489-2413 (Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies of communications to: William E. Hanigan Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C. 666 Grand Avenue, Suite 2000, Des Moines, Iowa 50309-2510 (515) 242-2400
Approximate date of commencement of proposed sale to the public: N/A

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

AMENDMENT TO TERMINATION DATE OF THE ESCROW AGREEMENT

        On July 18, 2002, East Kansas Agri-Energy, L.L.C, A Kansas limited liability company (the "Company"), filed with the Securities and Exchange Commission a Registration Statement (File No. 333-96703) on Form SB-2 under the Securities Act of 1933, as amended, registering up to 18,000 membership units in the Company (the "Units") to be offered by the Company. Such Registration Statement, as amended by Pre-Effective Amendment No. 1 dated September 23, 2002, Pre-Effective Amendment No. 2 dated October 24, 2002, Pre-Effective Amendment No. 3 dated December 20, 2002 and Pre-Effective Amendment No. 4 dated January 23, 2003, was declared effective on January 24, 2003.

        On May 1, 2002, the Company entered into an Escrow Agreement ("Agreement") with the Garnett State Savings Bank ("Bank"). The Escrow Agreement was submitted as Exhibit 4.3 to the Company's Registration Statement. In the Agreement, the Company established an Escrow Account (the "Account") for holding the purchase price paid by investors for Units in the Company in the Bank. Paragraph 6 of the Escrow Agreement stated the following:

  6.
  TERMINATION OF ESCROW. This Agreement and the Escrow created hereunder shall be terminated as provided in paragraph 7 hereof or as of the date in the calendar year 2003 (the "Termination Date") one year following the date in calendar year 2002 upon which the Securities and Exchange Commission authorizes the Offering (the "Offering's Effective Date")… In no event shall the Termination Date be later than December 31, 2003.

        Effective December 31, 2003, the Company amended its Escrow Agreement deleting Paragraph 6 in its entirety and replacing it with the following:

  6.
  TERMINATION OF ESCROW. This Agreement and the Escrow created hereunder shall be terminated as provided in paragraph 7 hereof or as of February 13, 2004.

        We amended the Escrow Agreement for two reasons. First, the effective date of the Registration Statement was later than contemplated by the original Escrow Agreement. As such, the one-year life of the offering extended to January 24, 2004, a date after the original Escrow Agreement's Termination date of not later than December 31, 2003. Additionally, we intend to give purchasers of Units in the Company at least 20 days notice, as required under the Prospectus, the Escrow Agreement the Subcription Agreement and the promissory notes signed by the purchasers, to deliver the remaining balance on their purchase price and to allow the Company ample time to collect these funds. We will have 20 days from the offering termination date of January 24, 2004, or until February 13, 2004, to collect and deposit the outstanding subscription proceeds in our escrow account and receive a written debt financing commitment sufficient to carry out our business plan.

        The Amendment to the Escrow Agreement does not extend the January 24, 2004, termination date of the offering and we will not sell any Units after January 24, 2004. We will merely collect remaining purchase payments due from investors and secured by promissory notes. However, the extended termination date of the Escrow Agreement requires us to amend our Form SB-2 Registration Agreement and its subsequent Pre-Effective Amendments.

        Please note that the following sections of the Registration Statement and the Pre-Effective Amendments are amended to reflect the revised termination date of the Escrow Agreement from December 31, 2003 to February 13, 2004:

  •
  Prospectus Summary

  •
  Closing the Offering

  •
  Failure to Sell the Minimum Number of Units Will Result in the Failure of this Offering

  •
  Plan of Distribution

  •
  Subscription Period

UPDATED FINANCIAL STATEMENTS

        Section 10(a)(3) of the Securities Act of 1933 requires the information in the prospectus to be not more than 16 months old. Through this Post-Effective Amendment, we are updating our financial statements. As such, the 2002 audited financial statements are included as part of this Post-Effective Amendment No. 1. The 2002 financial statement are used because the audit of the 2003 financial statements for the fiscal year ending December 31, 2003, has not been completed.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Garnett, State of Kansas on this 23rd day of January, 2004.

EAST KANSAS AGRI-ENERGY, L.L.C.
By:	/s/ WILLIAM R. PRACHT William R. Pracht, Chairman of the Board (Principal Executive Officer)

        Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities of East Kansas Agri-Energy, L.L.C. on the 23rd day of January, 2004.

Signature	Capacity
/s/ WILLIAM R. PRACHT William R. Pracht	Chairperson of the Board and Member Also signing as attorney-in-fact for Board members not signing personally
/s/ ROGER BRUMMEL Roger Brummel	Vice-Chairperson of the Board and Member
/s/ DANIEL V. MORGAN Daniel V. Morgan	Secretary and Member
/s/ JILL A. ZIMMERMAN Jill A. Zimmerman	Treasurer and Member (Principal Accounting Officer) (Principal Financial Officer)
/s/ DANIEL L. GUETTERMAN Daniel L. Guetterman	Director and Member
/s/ JAMES WESTAGARD James Westagard	Director and Member
/s/ DONALD S. MEATS Donald S. Meats	Director and Member
/s/ DOUGLAS L. STRICKLER Douglas L. Strickler	Director and Member
/s/ SCOTT A. BURKDOLL Scott A. Burkdoll	Director and Member
/s/ GLENN A. CALDWELL Glenn A. Caldwell	Director and Member
/s/ KEN CLARK Ken Clark	Director and Member

EAST KANSAS AGRI-ENERGY, LLC

UNAUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 AND 2002

EAST KANSAS AGRI-ENERGY, LLC

EAST KANSAS AGRI-ENERGY, LLC

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET (UNAUDITED)

SEPTEMBER 30, 2003

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$58,977
Accounts receivable—grant	25,853
Prepaid offering costs	248,811
Prepaid expense	4,656

Total current assets	338,297

PROPERTY, PLANT AND EQUIPMENT
Office equipment	16,490
Construction in progress	74,499

90,989
Less accumulated depreciation	2,663

88,326

OTHER ASSETS
Land option	10,000

Total assets	$436,623

LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	$75,000
Accounts payable
Trade	32,901
Related party	15,000
Accrued payroll, taxes and withholdings	6,644

Total current liabilities	129,545

COMMITMENTS AND CONTINGENCIES
MEMBERS' EQUITY
Capital contributions, 20,000 units authorized, 1,220 units issued and outstanding	1,220,000
Deficit accumulated during the development stage	(912,922)

Total members' equity	307,078

Total liabilities and members' equity	$436,623

See Notes to Unaudited Financial Statements

EAST KANSAS AGRI-ENERGY, LLC

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2002	From January 3, 2001 (Date of Inception) to September 30, 2003
REVENUE	$—	$—	$—	$—	$—
OPERATING EXPENSES
Organizational expenses	—	—	—	—	3,643
Start-up expenses	46,269	132,560	35,941	107,105	293,512

	46,269	132,560	35,941	107,105	297,155

OTHER INCOME
Interest income	227	1,643	2,011	3,199	6,631
Other income	—	—	—	2,000	2,000

	227	1,643	2,011	5,199	8,631

NET LOSS	$(46,042)	$(130,917)	$(33,930)	$(101,906)	$(288,524)

BASIC AND DILUTED LOSS PER UNIT	$(37.74)	$(107.31)	$(27.81)	$(98.46)

WEIGHTED AVERAGE UNITS OUTSTANDING, BASIC AND DILUTED	1,220	1,220	1,220	1,035

See Notes to Unaudited Financial Statements

EAST KANSAS AGRI-ENERGY, LLC

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CHANGES IN MEMBERS' EQUITY (UNAUDITED)

	Units	Contributed Capital	Deficit Accumulated During the Development Stage	Total
Balance, January 3, 2001	$—	$—	$—	$—
(Date of Inception)
Net loss for the period ended December 31, 2001	—	—	(30,484)	(30,484)

Balance as of December 31, 2001	—	—	(30,484)	(30,484)
Units issued	1,220	610,000	—	610,000
Impact of units issued at a discount	—	610,000	(610,000)	—
Cost of raising capital	—	—	(14,398)	(14,398)
Net loss for the nine months ended September 30, 2002	—	—	(101,906)	(101,906)

Balance as of September 30, 2002	1,220	1,220,000	(756,788)	463,212
Net loss for the three months ended December 31, 2002	—	—	(25,217)	(25,217)

Balance as of December 31, 2002	1,220	1,220,000	(782,005)	437,995
Net loss for the nine months ended September 30, 2003	—	—	(130,917)	(130,917)

Balance as of September 30, 2003	1,220	$1,220,000	$(912,922)	$307,078

See Notes to Unaudited Financial Statements

EAST KANSAS AGRI-ENERGY, LLC

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002	From January 3, 2001 (Date of Inception) to September 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(130,917)	$(101,906)	$(288,524)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	2,265	109	2,663
Increase in current assets
Accounts receivable	(25,853)	—	(25,853)
Prepaid expense	(4,656)	—	(4,656)
Increase (decrease) in current liabilities:
Accounts payable	(25,479)	57,625	47,901
Accrued payroll, taxes and withholdings	5,236	—	6,644

Net cash used for operating activities	(179,404)	(44,172)	(261,825)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(11,470)	(5,019)	(16,490)
Purchase of land option	(5,000)	(5,000)	(10,000)
Construction in process	(10,676)	(46,271)	(74,499)

Net cash used for investing activities	(27,146)	(56,290)	(100,989)

CASH FLOWS FROM FINANCING ACTIVITIES
Cost of raising capital	(108,663)	(68,027)	(263,209)
Proceeds from notes payable	—	—	137,000
Repayment of notes payable	—	(126,000)	(137,000)
Proceeds from long-term debt	—	—	75,000
Capital contributions	—	555,000	610,000

Net cash provided by (used for) financing activities	(108,663)	360,973	421,791

NET INCREASE IN CASH AND CASH EQUIVALENTS	(315,213)	260,511	58,977
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	374,190	186,809	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$58,977	$447,320	$58,977

(continued on next page)

STATEMENTS OF CASH FLOWS (UNAUDITED) — page 2

	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002	From January 3, 2001 (Date of Inception) to September 30, 2003
NON CASH INVESTING AND FINANCING ACTIVITIES
Property, plant, and equipment costs incurred	$—	$—	$13,112

Cost of raising capital reclassified to members' equity	$—	$—	$14,398

Capital contributions issued at discount	$—	$—	$610,000

Prepaid expenses reclassified to cost of raising capital	$—	$35,754	$—

See Notes to Unaudited Financial Statements

EAST KANSAS AGRI-ENERGY, LLC

(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

        East Kansas Agri-Energy, LLC, (a development stage Kansas limited liability company) to be located in Garnett, Kansas, was organized to pool investors to build a 20 million gallon ethanol plant with distribution within the United States. Construction is projected to begin in the year 2003. As of September 30, 2003, the Company is in the development stage with its efforts being principally devoted to organizational and financing activities.

        The Company was formally organized as a limited liability company as of October 16, 2001. Prior to that date the Company operated as a general partnership with no formal partnership agreement.

Basis of Accounting

        The Company uses the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. This method recognizes revenues as earned and expenses as incurred.

        The unaudited financial statements contained herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America.

        In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the accompanying financial statements.

        These financial statements should be read in conjunction with the financial statements and notes included in the Company's financial statements for the year ended December 31, 2002.

Estimates

        Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from the estimates used.

Earnings Per Unit

        Earnings per unit are calculated based on the period of time units have been issued and outstanding. For purposes of calculating diluted earnings per capital unit, units subscribed for but not issued are included in the computation of outstanding capital units. As of September 30, 2003, there were no units includable in diluted earnings per unit related to subscribed units as the calculation would have been antidilutive.

Recently Issued Accounting Pronouncements

        The Financial Accounting Standards Board (FASB) has issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133.

(continued on next page)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

        The Financial Accounting Standards Board (FASB) has issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement establishes standards for how an issuer classifies and measures certain financial instruments.

        Management does not expect the implementation of these pronouncements to have a significant effect on the Company's financial statements.

NOTE 2—COMMITMENTS AND CONTINGENCIES

        The Company has entered into an option agreement to purchase approximately 10 acres of land. The option was originally purchased for $5,000 and provides for a purchase price of $9,000 per acre, plus the cost to replace boundary fencing and relocate an existing structure along with water and electric utilities. The option was extended to March 13, 2004, and the Company paid an additional $5,000 for the extension. The purchase price of the land will be reduced by amounts previously paid for the option and extension.

        The Company has an agreement with its former project coordinator to defer a portion of fees earned until stock sales are authorized. The former project coordinator provides limited service on an ongoing basis. The deferred amount included in accounts payable—related party as of September 30, 2003 was $15,000.

        On May 14, 2002, the Company entered into an option to purchase real property for the plant site with a fair value of approximately $172,500. The option is for the purchase of approximately 23 acres within the Golden Prairie Industrial Park of the City of Garnett, Kansas for $1. The option was extended and expires on June 1, 2004.

        The Company entered into an agreement for preliminary engineering for the proposed ethanol plant with Fagan Engineering LLC. The agreement obligates the Company for no more than $30,000, of which approximately $16,000 had been incurred as of September 30, 2003.

        During the nine months ended September 30, 2003, the Company terminated its agreement with Value Added Ventures, LLC (VAV). The Company has been notified by VAV requesting payment for services from the inception of the contract through the date of termination totaling $33,380. The Company and VAV are negotiating settlement of this contract. The Company has recorded a liability related to this agreement of $5,847 as of September 30, 2003.

        The Board of Directors approved a registration statement filed with the Securities and Exchange Commission for the sale of units in an initial public offering. A minimum of 9,000 units and a maximum of 18,000 units (exclusive of units issued prior to the initial public offering) will be offered for sale in the public offering at a price of $1,000 per unit. Each investor is required to purchase a minimum of 10 units. The minimum amount of the offering is $9,000,000, with a maximum potential amount raised of $18,000,000. In the event subscriptions for the minimum are not received and accepted or events occur that prevent the escrow from being broken (such as non-execution of debt financing agreements), amounts received from subscriptions will be returned to the purchaser with interest based on interest earned on the escrow account, less applicable fees. Subscriptions require submission of 10% of the offering price, with the remaining amount subject to call of the Board of Directors. In the event a subscriber does not pay for their units in full, all amounts previously collected are forfeited to the Company. As of September 30, 2003, the amount held in escrow totaled $401,700 representing subscriptions of $3,747,000 for 3,747 units. Amounts held in escrow are not included in the accompanying financial statements as the Company does not have title to the proceeds of the subscriptions until the terms of the escrow agreement have been met and the subscriptions are released to the Company.

(continued on next page)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 3—CONCENTRATION OF CREDIT RISK

        The Company maintains cash balances at a financial institution in its trade area. The account is secured by the Federal Deposit Insurance Corporation up to $100,000. At times, the Company's bank balance may exceed $100,000.

        During 2003, the Company entered into an agreement with Garnett State Savings Bank to provide security for balances held in escrow related to subscriptions received as part of the Company's initial public offering.

NOTE 4—VALUE ADDED GRANT

        During the nine months ended September 30, 2003, the Company received notification of award of a United States Department of Agriculture Value-Added Agricultural Product Market Development Grant (the Grant) for approximately $450,000. The Grant can be used to pay for certain organizational, offering and start-up costs related to the formation and capitalization of the Company. The Company qualified for reimbursement of $25,853 and $119,987 of costs, of which $0 and $34,240 related to cost of raising capital and $25,853 and $85,747 was recorded as a reduction of start-up costs for the three and nine months ended September 30, 2003, respectively.

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AMENDMENT TO TERMINATION DATE OF THE ESCROW AGREEMENT
UPDATED FINANCIAL STATEMENTS
SIGNATURES
Table of Contents
EAST KANSAS AGRI-ENERGY, LLC (A DEVELOPMENT STAGE COMPANY) BALANCE SHEET (UNAUDITED) SEPTEMBER 30, 2003
EAST KANSAS AGRI-ENERGY, LLC (A DEVELOPMENT STAGE COMPANY) STATEMENTS OF OPERATIONS (UNAUDITED)
EAST KANSAS AGRI-ENERGY, LLC (A DEVELOPMENT STAGE COMPANY) STATEMENTS OF CHANGES IN MEMBERS' EQUITY (UNAUDITED)
EAST KANSAS AGRI-ENERGY, LLC (A DEVELOPMENT STAGE COMPANY) STATEMENTS OF CASH FLOWS (UNAUDITED)
STATEMENTS OF CASH FLOWS (UNAUDITED) — page 2
EAST KANSAS AGRI-ENERGY, LLC (A DEVELOPMENT STAGE COMPANY) NOTES TO UNAUDITED FINANCIAL STATEMENTS
  NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
NOTES TO UNAUDITED FINANCIAL STATEMENTS
  NOTE 2—COMMITMENTS AND CONTINGENCIES
NOTES TO UNAUDITED FINANCIAL STATEMENTS
  NOTE 3—CONCENTRATION OF CREDIT RISK
  NOTE 4—VALUE ADDED GRANT